Exhibit (a)(4)



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                                                       PRESS RELEASE
                                                       FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
220 Montgomery Street, Suite 2100
San Francisco, California 94104
(415) 788-1441
                                December 23, 2004

Re: Offer by SUTTER OPPORTUNITY FUND 3, LLC, and ROBERT E. DIXON (together, the "Purchasers") to purchase up to one million Shares of Common Stock, Par Value $.01 (the "Shares") in WELLS REAL ESTATE INVESTMENT TRUST, INC., a Maryland corporation, at a purchase price equal to $7.00 per Share


The Purchasers have extended the expiration date for their tender offer to purchase Shares to January 14, 2005. As of the date hereof the Purchasers have received and accepted a total of 231 Shares.

          For further information, contact Robert E. Dixon at the above address and telephone number.